June 17, 2019

Joseph Mahavuthivanij
Chief Executive Officer
Mythic Collection, LLC
16 Lagoon Ct
San Rafael, CA 94903

       Re: Mythic Collection, LLC
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed June 3, 2019
           File No. 024-10983

Dear Mr. Mahavuthivanij:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 7, 2019 letter.

Amendment No. 1 to Offering Statement on Form 1-A Filed June 3, 2019

Notice Regarding Agreement to Arbitrate, page 20

1. We note your amended disclosure that "this offering memorandum requires that all investors arbitrate any dispute, other than those claims under federal securities laws," and that "[t]he Operating Agreement contains a mandatory dispute resolution process." Please revise your disclosure to clarify here, as you do elsewhere, that your Operating
      Agreement, rather than the offering memorandum, contains the arbitration provision to which you refer. Please also clarify here, if true, that the waiver of jury trial provision does not apply to claims under the federal securities laws and tell us where such provision is included in your governing documents. In this regard, we were unable to find the provision in your Operating Agreement.
 Joseph Mahavuthivanij
FirstName LastNameJoseph Mahavuthivanij
Mythic Collection, LLC
Comapany NameMythic Collection, LLC
June 17, 2019
June 17, 2019 Page 2
Page 2
FirstName LastName
Use of Proceeds, page 21

2. Your Use of Proceeds table indicates that the amount of proceeds used for the Asset Cost will vary from $45,250 if the minimum amount of this offering is sold to $114,000 if the maximum amount of this offering is sold. Additionally, your disclosures in the first paragraph under this table state that the minimum proceeds from this offering of $56,250
         ". . . is enough to perform on the purchase and sale agreement . . . .." Please reconcile these disclosures to Section 1.2 of your Purchase and Sale Agreement filed as Exhibit 6.4.
         We note that the Purchase and Sale Agreement states you must pay your manager a minimum of $56,260 toward the full purchase price of $114,000. We further note that this minimum purchase payment is slightly larger than the minimum proceeds you will raise from this offering.
3. The first paragraph under your Use of Proceeds table states that raising the minimum of
         $56,250 will provide funds to perform on the Purchase and Sale Agreement and have funds in reserve for the ongoing expected costs related to the Series Alpha Black Lotus'
         storage, insurance, and other costs. This appears to contradict the minimum scenario as seen in the Use of Proceeds table, as the table reflects that the minimum proceeds will be fully used by paying the expenses of this offering, paying a portion of the asset cost, and reimbursing your manager for acquisition expenses. There do not appear to be any remaining proceeds that are available for ongoing costs such as storage, insurance, and other costs under any of the scenarios presented in your Use of Proceeds table. Please revise your Use of Proceeds table and the related narrative disclosures as necessary for consistency.
4. We note your response to comment 6, and your amended disclosures that you will purchase the Series Alpha Black Lotus form the Manager for $114,000, and that the original basis of the Series Alpha Black Lotus is $51,000 plus the Manager incurred additional holding costs. We also note your disclosure elsewhere that the Manager believes that $114,000 is now below the fair market value of the asset. Please clarify the nature of the holding costs, and provide context for your statements about the increase in the asset's fair market value, including the time period in which the asset has increased in value, and the method by which you or the Manager determined its value.

         As a related matter, we note your reference to an attached spreadsheet for value determinations in response to comment 10, but we were unable to find such spreadsheet.
         In this regard, please provide the referenced spreadsheet.
Description of the Series Alpha Black Lotus
Summary Overview, page 22

5. We note your response to comment 12, and that you have filed the purchase and sale agreement as an exhibit to your filing. It appears that the terms of the purchase and sale agreement transfer possession of the Series Alpha Black Lotus from the Manager to the
 Joseph Mahavuthivanij
FirstName LastNameJoseph Mahavuthivanij
Mythic Collection, LLC
Comapany NameMythic Collection, LLC
June 17, 2019
June 17, 2019 Page 3
Page 3
FirstName LastName
         Series upon the first installment payment under the agreement, which occurs upon the closing of your offering. You disclose elsewhere, however, that "[a]s funds are raised after the minimum [offering amount], the Manager will be divested of its interest until the maximum of $125,000 is raised." Please clarify whether the Series will obtain full ownership of the asset upon the closing of the offering, so long as the minimum offering amount is raised, or whether the Manager will have an ownership interest in the asset until the full asset cost is paid to the Manager. If the Manager will hold any interest in the asset, quantify such amount. Further, please clarify what is meant by the "Effective Date"
         in the purchase and sale agreement, including whether installments can be paid to the
         Manager prior to the closing of the offering.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Plan of Operations, page 25

6. We note your statement that you believe you will have sufficient capital for the next 12 months for each individual series. We further note that you are obligated to pay certain costs during the 12 months following the closing of this offering. For example, you state at the bottom of page 24 that each series will be responsible for its own Operating
         Expenses, such as storage, insurance, or maintenance beginning on the closing date of the offering for such series. Additionally, your Purchase and Sale Agreement indicates that if less than the maximum amount of the offering is sold, you will be obligated to pay the remaining amount of the purchase price within 12 months of the closing date of this offering. Please revise your Plan of Operations to clearly disclose management's plan for obtaining the funds necessary to pay these and any other known costs that you will incur in the 12 months following the closing date of this offering, and also disclose the consequences if you are unable to pay such costs. Given that your Use of Proceeds disclosures indicate that you will not reserve any proceeds from this offering for these costs, and you state on page 24 that you do not expect to generate any revenue until 2020, your current disclosures do not adequately convey management's plan to obtain the funds necessary to pay these costs. See Part II, Item 9(c) of Form 1-A.
7. We note your statement that you will be highly dependent on the capitalization of the
         Manager. Please revise your disclosure to explain in more detail why you will be highly dependent on the capitalization of the Manager, including the types of costs and, if reasonably estimable, the amounts of costs the Manager is expected to incur on your behalf during the 12 months following the closing of this offering. Plan of Distribution and Subscription Procedure
Plan of Distribution, page 25

8. We note your response to comment 15, but your amended disclosure does not fully address our comment. In this regard, please clarify the parties who will be offering and selling your interests in this offering, and clearly identify the role of each party in the offering process. For example, explain the services to be provided by the Manager with
 Joseph Mahavuthivanij
FirstName LastNameJoseph Mahavuthivanij
Mythic Collection, LLC
Comapany NameMythic Collection, LLC
June 17, 2019
June 17, 2019 Page 4
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FirstName LastName
         regards to the Mythic Markets Platform and if the Manager will receive any compensation in connection with its role in the offering process.
Financial Statements for the Period Ended January 31, 2019
Note F - Subsequent Events, page F-11

9. We note that you removed all references to entering into a loan agreement with your
         Manager in February 2019 for the amount of $51,000 from your offering circular;
         however, you continue to discuss this loan agreement in Note F. Please revise Note F or your offering circular as necessary for consistency and to avoid confusion for your readers. You may wish to revise your offering circular to clarify that, after entering into this loan agreement, your Manager rescinded the loan agreement and you entered into the
         Purchase and Sale Agreement. Alternatively, you may wish to revise the heading for Note
         F to indicate that this footnote is unaudited, and update the evaluation of subsequent events in this footnote to a more recent date, such that you disclose within this footnote that the loan agreement was rescinded and that you entered into the Purchase and Sale
         Agreement.
General

10. We note your response to comment 23, but your amended disclosure is not completely responsive to our comments. In this regard, please provide support for the following statements, or disclose that they are management's opinions or beliefs:

             "Most [people] started playing after the Black Lotus went out of print. Many have never seen one in person. It has become so iconic that even people who've never played have heard of it;"

             "This dichotomy and the disproportionate access to the market have resulted in the creation of significant latent demand from the enthusiast community to directly participate in an asset class that . . . they have passively watched deliver returns to a select group of individual collectors;" and

             "The market is recognizing the historical and cultural significance of the origin stories and rare artifacts representing their favorite heroes and card games. Ultimately, this results in the market recognizing the investment potential of comic books and collectible cards."
11. In future amendments, please provide the date on which the issuer, Principal Executive
         Officer, and Principal Financial Officer have signed the filing. Joseph Mahavuthivanij
Mythic Collection, LLC
June 17, 2019
Page 5

       You may contact Jennifer Thompson, Accounting Branch Chief, at 202-551-3737 if you
have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at 202-551-2545 or Jennifer L pez, Staff Attorney, at
202-551-3792 with any other questions.



                                                           Sincerely,
FirstName LastNameJoseph Mahavuthivanij
                                                           Division of
Corporation Finance
Comapany NameMythic Collection, LLC
                                                           Office of Consumer
Products
June 17, 2019 Page 5
cc:       Jillian Sidoti
FirstName LastName